Exhibit 99.1
AMTD IDEA GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022

		Six months ended June 30,
	Notes	2021	2022
		HK$	HK$
REVENUE

Fee and commission income	3	351,522,552	474,800,943
Digital solutions and other services	3	—	56,018,141
Fashion and luxury media advertising and marketing services	3	—	7,667,252
Dividend and gain related to disposed investment	3	167,824,938	50,213,509

		519,347,490	588,699,845
Net fair value changes on financial assets at fair value through profit or loss and stock loan	3	240,006,805	(141,508,552)
Net fair value changes on derivative financial asset s		(36,005,365)	475,415,376

		723,348,930	922,606,669

Other income	3	71,500,916	57,603,453
Other operating expenses		(41,768,252)	(60,621,102)
Staff costs		(43,133,986)	(59,046,165)
Share of profit or losses of associates		—	(88,450)
Finance costs		(6,401,352)	(2,494,024)
Net fair value changes on derivat ive financial liability		(742,618)	13,347,266

PROFIT BEFORE TAX		702,803,638	871,307,647
Income tax expense		(73,116,457)	(69,912,890)

PROFIT FOR THE PERIOD		629,687,181	801,394,757

Attributable to:
Owners of the parent		567,049,552	741,618,999
Holders of perpetual securities		62,771,749	61,212,612
Non-controlling interests		(134,120)	(1,436,854)

		629,687,181	801,394,757

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (HK$ per share)	4	2.31	2.55

Diluted (HK$ per share)	4	2.31	2.55

Class B ordinary shares:
Basic (HK$ per share)	4	2.31	2.55

Diluted (HK$ per share)	4	2.31	2.55

AMTD IDEA GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2021 AND JUNE 30, 2022

	Notes	Dec 31, 2021	Jun 30, 2022
		HK$	HK$

Assets
Current assets
Accounts receivable	5	86,514,680	604,275,555
Prepayments, deposits and other receivables		21,916,382	332,946,735
Due from immediate holding company		2,144,975,230	4,554,755,078
Derivative financial asset s	6	969,894,519	1,445,309,895
Other assets		136,065,738	97,482,172
Cash and bank balances		526,206,108	140,261,201

Total current assets		3,885,572,657	7,175,030,636

Non-current assets
Property, plant and equipment		67,131	1,720,726
Right of use assets		—	2,061,690
Investment in associate s		—	15,291,327
Goodwill	8	—	58,675,041
Other intangible assets	8	15,171,170	737,726,551
Financial assets at fair value through profit or loss	6	2,574,695,685	1,436,656,772
Stock loan	6	211,331,400	284,939,600

Total non-current assets		2,801,265,386	2,537,071,707

Total assets		6,686,838,043	9,712,102,343

Equity and liabilities
Current liabilities
Accounts payable	7	155,020,918	282,463,255
Bank borrowings		388,870,500	161,132,094
Other payables and accruals		92,225,549	185,784,757
Lease liabilities		—	2,778,798
Provision		—	31,814,184
Tax payable		136,124,845	127,928,437

Total current liabilities		772,241,812	791,901,525

Non-current liabilities
Deferred tax liabilities		—	76,716,735
Derivative financial liability		13,752,673	—
Convertible bond		111,970,384	—

Total non-current liabilities		125,723,057	76,716,735

Total liabilities		897,964,869	868,618,260

AMTD IDEA GROUP
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(CONTINUED)
AS AT DECEMBER 31, 2021 AND JUNE 30, 2022

	Dec 31, 2021	Jun 30, 2022
	HK$	HK$
Equity
Class A ordinary shares (par value of US$0.0001 as of December 31, 2021 and June 30, 2022; 8,000,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 62,327,851 and 144,077,210 issued and outstanding shares as of December 31, 2021 and June 30, 2022, respectively)	48,838	92,706
Class B ordinary shares (par value of US$0.0001 as of December 31, 2021 and June 30, 2022; 2,000,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 183,283,628 and 233,526,979 issued and outstanding shares as of December 31, 2021 and June 30, 2022, respectively)	143,864	203,154
Treasury shares	(5,000,000,000)	(5,000,000,000)
Capital reserve	4,551,183,728	6,774,769,610
Exchange reserve	1,466,991	1,794,046
Retained profits	4,449,489,995	5,191,108,994

Total equity attributable to ordinary shareholders of the Company	4,002,333,416	6,967,968,510
Non-controlling interests	15,496,320	105,084,217
Perpetual securities	1,771,043,438	1,770,431,356

Total equity	5,788,873,174	8,843,484,083

Total liabilities and equity	6,686,838,043	9,712,102,343

1	CORPORATE INFORMATION
AMTD IDEA Group (the “Company”) (formerly known as AMTD International Inc. or AMTD Inc.) is a limited liability company incorporated in Cayman Islands on February 4, 2019. The Company completed its initial public offering on New York Stock Exchange on August 5, 2019 and its shares are listed through admission on Singapore Exchange on April 8, 2020. The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) are involved in investment banking, the provision of financial advisory services, assets management services, strategic investments, digital solutions and other services, and fashion and luxury media advertising and marketing services. The Company’s ultimate holding company is AMTD Group Company Limited (“AMTD Group”), a company incorporated in the British Virgin Islands.

2	BASIS OF PRESENTATION
Basis of preparation
Except as described below for the newly application of accounting policies, the Group’s condensed consolidated financial information has been prepared in accordance with the same accounting policies adopted in the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (“Annual Financial Statements”) included in Form 20-F filed on April 18, 2022 and should be read in conjunction with the Annual Financial Statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). However, selected explanatory notes are included to explain events and transactions that are significant for understanding of the changes in the Group’s financial position and performance since the Annual Financial Statements.
Accounting policies newly applied by the Group
Business combinations under common control
The Company and AMTD Digital Inc. (“AMTD Digital”) are under common control of AMTD Group. The Company accounts for the business combination between entities under common control using historical carrying values and under prospective basis (referred to herein as predecessor accounting). For predecessor accounting:

•	Assets and liabilities of the acquired entity are stated at carrying amounts. Fair value measurement is not required.

•	Income statement reflects the results of the combining parties.

•	No new goodwill arises in predecessor accounting:

•	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity.

3.	REVENUE AND OTHER INCOME
An analysis of revenue is as follows:

	Six months ended June 30,
	2021	2022
	HK$	HK$
Revenue from contracts with customers
Investment banking
Investment banking fee and income	291,497,733	435,985,156

Asset management
Management fee and performance-based incentive fee	42,543,660	9,352,544
Brokerage and handling fees	16,984,991	29,177,645
Others	496,168	285,598

	60,024,819	38,815,787
Digital solutions and other services
Digital solutions and other services income	—	56,018,141

Fashion and luxury media advertising and marketing services
Fashion and luxury media advertising and marketing services income	—	7,667,252

	351,522,552	538,486,336

Revenue from other sources
Strategic investments
Dividend income	48,711,208	50,213,509
Gain related to disposed investments	119,113,730	—

	167,824,938	50,213,509

Net fair value changes on financial assets at fair value through profit or loss and stock loan
-from listed equity shares, at quoted price	36,005,365	(300,371,893)
-from unlisted equity shares and movie income right investments	204,001,440	158,863,341

Total net fair value changes on financial assets at fair value through profit or loss and stock loan	240,006,805	(141,508,552)

Net fair value changes on derivative financial asset s
-from derivative financial asset s	(36,005,365)	475,415,376

	204,001,440	333,906,824

Total revenue	723,348,930	922,606,669

3.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information
The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. The following tables present disaggregated revenue information:
For the six months ended June 30, 2021

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage fee	21,904,493	—	—	21,904,493
Financial advisory fee	269,593,240	—	—	269,593,240
Asset management
Management fee and performance
-based incentive fee	—	42,543,660	—	42,543,660
Brokerage and handling fee	—	16,984,991	—	16,984,991
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	240,006,805	240,006,805
Net fair value changes on derivative financial asset s	—	—	(36,005,365)	(36,005,365)
Gain related to disposed investment	—	—	119,113,730	119,113,730
Dividend income	—	—	48,711,208	48,711,208
Others	—	496,168	—	496,168

Total	291,497,733	60,024,819	371,826,378	723,348,930

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	291,259,872	17,481,159	308,741,031
Services transferred over time	237,861	42,543,660	42,781,521

Total revenue from contracts with customers	291,497,733	60,024,819	351,522,552

3.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information (continued)
For the six months ended June 30, 2022

Segments	Investment banking	Asset management	Digital solutions and other services 1	Fashion and luxury media advertising and marketing services 2	Strategic investment	Total
	HK$	HK$	HK$	HK$	HK$	HK$

Investment banking
Underwriting commission and brokerage fee	89,585,893	—	—	—	—	89,585,893
Financial advisory fee	346,399,263	—	—	—	—	346,399,263
Asset management
Management fee and performance -based incentive fee	—	9,352,544	—	—	—	9,352,544
Brokerage and handling fee	—	29,177,645	—	—	—	29,177,645
Digital solutions and other services
Insurance brokerage services	—	—	1,549,561	—	—	1,549,561
Digital solutions	—	—	54,468,580	—	—	54,468,580
Fashion and luxury media advertising and marketing services
Fashion and luxury media advertising and marketing services	—	—	—	7,667,252	—	7,667,252
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	—	—	(141,508,552)	(141,508,552)
Net fair value changes on derivative financial asset s	—	—	—	—	475,415,376	475,415,376
Dividend income	—	—	—	—	50,213,509	50,213,509
Others	—	285,598	—	—	—	285,598

Total	435,985,156	38,815,787	56,018,141	7,667,252	384,120,333	922,606,669

1	Digital solutions and other services segment represents the business of AMTD Digital which was acquired in February 2022.
2	Fashion and luxury media advertising and marketing services segment represents the business of L’Officiel Inc. SAS (“L’Officiel”) which was acquired in April 2022.

Segments	Investment banking	Asset management	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Total
	HK$	HK$	HK$	HK$	HK$

Timing of revenue recognition
Services transferred at a point in time	435,985,156	29,463,243	1,549,561	7,667,252	474,665,212
Services transferred over time	—	9,352,544	54,468,580	—	63,821,124

Total revenue from contracts with customers	435,985,156	38,815,787	56,018,141	7,667,252	538,486,336

Other income

	Six months ended June 30,
	2021	2022
	HK$	HK$

Bank interest income	8,092	8,018
Other interest income	—	18,221,862
Interest income from the immediate holding company	67,143,011	24,286,310
Others	4,349,813	15,087,263

	71,500,916	57,603,453

4.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Six months ended June 30,
	2021	2022
Basic earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class A	143,897,916	339,059,987

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class B	423,151,636	402,559,012

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	62,327,851	132,811,773

Weighted average number of Class B ordinary shares outstanding—basic	165,665,944	157,684,711

Basic earnings per share (HK$) Class A	2.31	2.55

Basic earnings per share (HK$) Class B	2.31	2.55

For the periods ended June 30, 2022 and 2021, the computation of diluted earnings per share has not taken into account the effect of convertible bond which is anti-dilutive.

5.	ACCOUNTS RECEIVABLE

	Dec 31, 2021	Jun 30, 2022
	HK$	HK$
Receivable from investment banking services	54,763,265	434,977,962
Receivable from brokers and clearing house	21,406,257	7,249,386
Receivable from digital solution and services	—	44,234,203
Receivable from fashion and luxury media advertising and marketing services	—	17,099,980
Clients’ receivables	10,345,158	93,950,599
Dividend receivables	—	6,763,425

	86,514,680	604,275,555

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, STOCK LOAN AND DERIVATIVE FINANCIAL ASSET S

	Dec 31, 2021	Jun 30, 2022
	HK$	HK$
Financial assets at fair value through profit or loss, other than stock loan	2,574,695,685	1,436,656,772
Stock loan	211,331,400	284,939,600
Derivative financial asset s	969,894,519	1,445,309,895

Total financial assets at fair value through profit or loss	3,755,921,604	3,166,906,267

Listed equity shares, at quoted price	1,055,407,260	951,631,782
Unlisted equity shares	1,730,619,825	769,964,590
Derivative financial asset s	969,894,519	1,445,309,895

	3,755,921,604	3,166,906,267

7.	ACCOUNTS PAYABLE

	Dec 31, 2021	Jun 30, 2022
	HK$	HK$
Clients’ payables	146,917	3,856,366
Payables to clearing house and brokers	8,590,241	78,897,795
Payables to insurance companies	—	11,394,545
Clients’ monies held on trust	146,283,760	93,827,661
Payables to suppliers of fashion, media advertising and marketing services	—	94,486,888

	155,020,918	282,463,255

8.	BUSINESS COMBINATIONS

(i)
In February 2022, the Company acquired a majority stake of AMTD Digital by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital at a consideration of approximately US$993 million, which was based on the agreed share price of US$8.38 of the Company. The transaction was completed on February 23, 2022 and accounted for using predecessor accounting prospectively.
The o
riginal investment in AMTD Digital, accounted for as financial assets under fair value through profit or loss, was derecognised upon consolidation of AMTD Digital. The difference between the consideration and the net assets value of AMTD Digital, amounting to approximately HK$6,346.2 million (US$808.7 million equivalent), was recorded in equity.

(ii)
In April 2022, the Company acquired all the equity interest of L’Officiel
.
The transaction was completed on April 20, 2022 and accounted for using purchase accounting. As of the date of this report, the initial recognition and measurement of intangible assets acquired has not been completed. Accordingly, the purchase price allocation and accounting of the acquisition is not complete and on a provisional basis. Those provisional amounts may be adjusted during the measurement period or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.